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September 26, 2019	David S. Rosenthal david.rosenthal@dechert.com +1 212 698 3616 Direct +1 212 698 0416 Fax

VIA EDGAR AND ELECTRONIC MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Jeffrey Gabor, Joe McCann

Re:          Diffusion Pharmaceuticals Inc.

Registration Statement on Form S-1

Filed September 9, 2019

File No. 333-233686

Gentlemen:

On behalf of Diffusion Pharmaceuticals Inc., a Delaware corporation (the “Company”), set forth below is the Company’s response to the comment provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission to the Company on September 13, 2019 regarding the above-captioned Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, the Staff’s comment is presented in bold, italicized text, and the comment is followed by the Company’s response.

1.

We note that the forum selection provision set forth in your Bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

The Company acknowledges that the forum selection provision set forth in the Bylaws of the Company (as amended, the “Bylaws”) would not apply to suits arising under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and it further acknowledges that with respect to suits arising under the Securities Act of 1933, as amended (the “Securities Act”), the enforceability of forum selection provisions has been challenged in legal proceedings and that it is possible that, in connection with any applicable action brought against the Company, a court could find the choice of forum provisions contained in the Bylaws with respect to any such suit to be inapplicable or unenforceable in such action. The Company agrees that it will include in the prospectus included in the Registration Statement the risk factor disclosure set forth below. The Company will also add this risk factor to its Form 10-Q for the quarter ending September 30, 2019 and in subsequent Forms 10-K.

The Bylaws of the Company include a forum selection clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our Bylaws (the “Bylaws”) require that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

This exclusive forum provision will not apply to claims under the Exchange Act, but will apply to other state and federal law claims including actions arising under the Securities Act (although our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder). Section 22 of the Securities Act, however, creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. This forum selection provision in our Bylaws may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents, which may discourage lawsuits against us and such persons. It is also possible that, notwithstanding the forum selection clause included in our Bylaws, a court could rule that such a provision is inapplicable or unenforceable.

We look forward to resolving any outstanding issues with respect to the Registration Statement as quickly as possible. Please do not hesitate to contact me at (212) 698-3616 with any questions or further comments you may have regarding the Registration Statement or if you wish to discuss the above or enclosed.

Sincerely,

/s/ David S. Rosenthal

David S. Rosenthal, Dechert LLP

cc: (via e-mail)

David Kalergis, Chief Executive Officer, Diffusion Pharmaceuticals Inc.